Fresenius Medical Care AG & Co. KGaA
Investor News	Investor Relations
Else-Kröner-Str. 1
D-61352 Bad Homburg

Contact:

Oliver Maier
	Phone:	+ 49 6172 609 2601
	Fax:	+ 49 6172 609 2301
	E-mail:	ir@fmc-ag.com

North America:
Terry L. Morris
	Phone:	+ 1 800 948 2538
	Fax:	+ 1 615 345 5605
	E-mail:	ir@fmc-ag.com

Internet: www.fmc-ag.com

For immediate release	March 10, 2009

Fresenius Medical Care announces Resignation of
Lawrence A. Rosen, Chief Financial Officer

Bad Homburg, Germany – Fresenius Medical Care AG & Co. KGaA (“the Company”), the world’s largest provider of Dialysis Services and Products, today announced that Lawrence A. Rosen will resign as Member of the Management Board of Fresenius Medical Care and Chief Financial Officer (CFO) to pursue other opportunities outside the company. Mr. Rosen will continue in his position with Fresenius Medical Care for the time necessary to ensure a smooth transition of the CFO responsibilities. Lawrence A. Rosen has been CFO of Fresenius Medical Care since November 2003. Fresenius Medical Care expects to name a new Chief Financial Officer soon.

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“We thank Larry for his significant contributions to our company and wish him all the best for his new position,” said Dr. Ben Lipps, Chief Executive Officer of Fresenius Medical Care and Chairman of the Management Board. “Fresenius Medical Care continues to have a very strong financial position and Cash Flow generation and only minor long-term refinancing needs before 2011. We expect to continue with our strong business performance across all segments and regions for the year 2009.”

Fresenius Medical Care is the world’s largest integrated provider of products and services for individuals undergoing dialysis because of chronic kidney failure, a condition that affects more than 1,770,000 individuals worldwide. Through its network of 2,388 dialysis clinics in North America, Europe, Latin America, Asia-Pacific and Africa, Fresenius Medical Care provides dialysis treatment to 184,086 patients around the globe. Fresenius Medical Care is also the world’s leading provider of dialysis products such as hemodialysis machines, dialyzers and related disposable products. Fresenius Medical Care is listed on the Frankfurt Stock Exchange (FME, FME3) and the New York Stock Exchange (FMS, FMS/P).

For more information about Fresenius Medical Care visit the Company’s website at www.fmc-ag.com.

This release contains forward-looking statements that are subject to various risks and uncertainties. Actual results could differ materially from those described in these forward-looking statements due to certain factors, including changes in business, economic and competitive conditions, regulatory reforms, foreign exchange rate fluctuations, uncertainties in litigation or investigative proceedings, and the availability of financing. These and other risks and uncertainties are detailed in Fresenius Medical Care AG & Co. KGaA’s reports filed with the U.S. Securities and Exchange Commission. Fresenius Medical Care AG & Co. KGaA does not undertake any responsibility to update the forward-looking statements in this release.

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